Exhibit 2

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5

News Release – November 11, 2009	TSX: PDL
09-24-NAP	NYSE Amex: PAL

NAP continues to achieve excellent drill results, expands size of four targets

Figures and tables referred to herein are available on the Company’s website: www.nap.com; collar locations, azimuth and dip for each of the drill holes reported in this announcement are listed in Table 1 and Figures 1 and 2.

Toronto, Ontario — North American Palladium’s (“NAP” or the “Company”) ongoing major exploration program at its 100% owned Lac des Iles (“LDI”) mine near Thunder Bay, Ontario continues to yield excellent drill results and expand the size of four targets on the property.

•                 Offset Zone: underground drill assay grades and intersections exceed those of the Roby Zone

•                 Cowboy Zone: underground drill assay results have higher grades than previously released results

•                 West Pit: assay results from surface drilling continue to provide encouragement for exploration and consideration of open pit scenarios

•                 North Pit-NVT Rim: assay results from surface drilling and trenching provide encouragement to continue exploration along the north contact of the favourable Mine Block Intrusion

“The underground and surface drill results since our September 17, 2009 news release continue to highlight the significant exploration potential remaining at the LDI mine property,” said William J. Biggar, NAP’s President and Chief Executive Officer. “High potential exists to increase the size and grade of the Offset Zone, as well as extend the limits of the Cowboy Zone and other footwall mineralized zones, and discover and define new zones around the existing open pit mine and elsewhere on our 8,600-hectare property. This continued exploration success means that in order to incorporate all of the 2009 drill results, we’ve decided to move the release date for the next mineral resource update from Q4 2009 to early Q2 2010.”

Offset Zone

The Offset Zone is considered to be the fault-displaced equivalent of the Roby Zone, the source of the highest grade material in the open pit mine and the Roby underground mine. The goals of the 2009 drill program were to increase the tonnage and grade of the mineral resource, upgrade mineral resources from inferred to indicated, and to add new resources to the upper part of the Offset Zone. Phase 2 of the drill program (July to December) is near completion. The Company has received preliminary assay results for nine additional holes from the Offset Zone drilling since the September 17, 2009 news release.

Highlights of the composited assay results for these nine holes (Table 2) include:

1)             194 metres of 4.7 grams per tonne palladium in hole 09-406, including seven higher grade intervals (Table 2):

•                 16 metres of 8.5 grams per tonne palladium;

•                 26 metres of 7.2 grams per tonne palladium;

•                 10 metres of 9.7 grams per tonne palladium;

2)             83 metres of 6.4 grams per tonne palladium in hole 09-411;

3)             37 metres of 7.7 grams per tonne palladium in hole 09-506; and

4)             12 metres of 14.2 grams per tonne palladium in hole 09-603.

The true thicknesses of holes 09-406 and 09-411 are estimated to be 100 metres and 50 metres respectively (Figure 3), significantly thicker than intersections reported for farther to the south, thus confirming that the Offset Zone is thicker in the north. The Offset Zone remains open to the north.

Cowboy Zone

Phase 2 of the drill program also aimed to increase the lateral and vertical limits of the Cowboy Zone, located 30 to 50 metres to the west of the Offset Zone. The Company has received preliminary assay results from four more Cowboy Zone holes (Table 3) since the September 17, 2009 news release, including the following highlights:

1)              11 metres of 6.0 grams per tonne palladium in hole 09-409; and

2)              11 metres of 7.8 grams per tonne palladium in hole 09-411.

These intersections have the highest palladium grades reported to date for the Cowboy Zone and extend the limit of the zone 30 metres farther to the north (Figure 4) to section 509N.

West Pit

The surface drill program in the West Pit area of the LDI mine property was designed to explore two targets, 507N Pod and Quartz Diorite, located immediately to the west of the open pit mine. The 15 holes were drilled north-to-south or south-to-north, perpendicular to all previous holes in the area. Highlights from the preliminary composited assay results (Table 4) for seven of these additional holes in the West Pit area are as follows:

1)             6 metres of 2.4 grams per tonne palladium from 221 metres down hole in hole 09-078; and

2)             10 metres of 7.9 grams per tonne palladium from 71 metres down hole in hole 09-080, including, 5 metres of 10.7 grams per tonne palladium from 71 metres down hole.

These two holes intersected the 507N Pod target (Figures 5 and 6) and extend the PGE mineralization along strike to the east by 50 metres and to the west by 25 metres from the mineralization reported in the September 17, 2009 news release. The intersections to date of the second target, quartz diorite, are lower grade (Table 4) and similar to the grade of the open pit mine (average grade of 1.8 grams per tonne palladium). A follow-up program of 11 additional drill holes is underway to expand the lateral and vertical limits of the 507N Pod mineralization and further establish its geometry and orientation.

North Pit-NVT Rim

The surface drilling and trenching program in the North Pit-NVT Rim area of the LDI mine property was planned to follow-up on historic and previous drill results and discover new mineralized zones along strike northeastwards from the Roby Zone. Work completed in 2009 includes drilling 17 drill holes and digging and sampling 7 trenches on a 175-metre strike-length along the north margin of the favourable Mine Block Intrusion (Figures 7 and 9). An eighth trench was excavated and sampled 40 metres farther to the east, for which assays remain pending from the laboratory.

Highlights of the composited assay results from the North Pit-NVT Rim drill program are (Table 5):

1)             25 metres of 2.4 grams per tonne palladium from 197 metres down hole in hole 09-036, including 6 metres at 7.9 grams per tonne palladium from 197 metres down hole;

2)             19 metres of 1.1 grams per tonne palladium from 89 metres down hole in hole 09-039; and

3)             8 metres of 3.4 grams per tonne palladium from 23 metres down hole in hole 09-044.

The best grades in the drilling are from holes in the west and centre parts of the North Pit area (Figures 7 and 8).

Composited assay highlights of the trenching program include (Table 6):

1)             2 metres of 2.5 grams per tonne palladium from trench 2;

2)             2 metres of 5.7 grams per tonne palladium and a second interval of 5.6 grams per tonne palladium for trench 7; and,

3)             3 metres of 3.5 grams per tonne palladium from trench 8.

In the trenching, the thickness and grade of the PGE mineralization appears to increase eastward.  Compared to the drill results, the best grades for the trenching appear to be in the centre and east parts of the North Pit area (Figure 9).

The drilling and trenching results together indicate the presence of a zone of anomalous palladium assays (1 to 10 grams per tonne palladium) which follows the contact with the Roby Zone to the east. This zone has the potential to extend Roby Zone mineralization for approximately 1.5 kilometres across the northern part of the favourable Mine Block Intrusion to the Creek Zone (Figure 2). Follow-up drilling, trenching and prospecting work are planned for the North Pit-NVT Rim area and the Creek Zone area in 2010.

Quality Assurance and Quality Control, Qualified Person

The assay analyses performed during NAP’s drill programs are subject to a formal quality assurance and quality control (QAQC) program. Diamond drill core is logged and sampled on site with sample transport by the Company to Activation Laboratories Ltd. (Thunder Bay and Ancaster), an independent accredited laboratory, for assay analysis. Check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company. Internal check assays have been completed for the North Pit-NVT Rim drill results reported herein and for the results of the September 17 news release. The latter results have been updated on the website. Internal check assays remain to be completed for the Offset Zone, Cowboy Zone and the West Pit drill results and on the North Pit-NVT Rim trenching results.

The drill programs were designed and executed by the Company’s Thunder Bay exploration team led by Dr. John Corkery, under the supervision of Dr. Bill Stone, P.Geo. Dr. Stone is a Qualified Person under NI43-101 and is responsible for the technical content of this news release.

North American Palladium: Re-engineering the Future

NAP is a precious metals company that owns the Lac des Iles mine, which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices. Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold. The company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t. North American Palladium has resumed gold production at the Sleeping Giant mine and expects to achieve commercial production at the start of 2010 at an annual rate of 50,000 ounces.

For further information please contact:

Annemarie Brissenden

Director, Investor Relations

Telephone: 416-360-7590 Ext. 226

Email: abrissenden@nap.com

Cautionary Statement on Forward Looking Information

Certain information included in this news release including information relating to exploration results, and future exploration results, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.